Page 75 of 76 Pages


                         [THE WET SEAL, INC. LETTERHEAD]



                                             August 25, 1997


To Our Stockholders:

               On August 19, 1997, the Board of Directors of The Wet Seal, Inc. (the "Company") adopted a Shareholder Rights Plan. As part of that Plan, the Board declared a dividend distribution of one Class A Preferred Stock Purchase Right on each outstanding share of the Company's Class A Common Stock and one Class B Preferred Stock Purchase Right (together, the "Rights") on each outstanding share of the Company's Class B Common Stock. A Summary of Rights explaining the terms of the Rights is enclosed herewith.

               The Rights contain provisions that help protect stockholders against unsolicited attempts to acquire the Company which unfairly pressure stockholders, which result in the unequal treatment of stockholders or which deprive stockholders of the fair value for their shares. Accordingly, as explained in more detail in the Summary of Rights, the Rights are only exercisable upon the occurrence of certain unsolicited takeover attempts, and only in such event will you potentially have the right to buy additional shares of stock of the Company. The Rights will automatically trade with the Class A Common Stock and Class B Common Stock; therefore, Rights Certificates will not be sent to you at this time.

               The action taken increases your Board's ability to represent the interests of stockholders of the Company effectively in the event of an unsolicited takeover attempt. Currently, the Board is not aware of any hostile effort to acquire the Company. The Board considers these Rights to be an appropriate means of protecting both your right to retain your equity investment in the Company and the full value of that investment. Many other companies have issued rights similar to those approved by the Board.

               The distribution of these Rights is not intended to prevent a takeover of the Company on terms beneficial to its stockholders and, in fact, will not do so. It may, however, deter an attempt to acquire the Company in a manner or on terms that the Board determines not to be in the best interests of its stockholders. The Rights are designed to deal with the very serious problem of a takeover attempt that deprives the Company's Board and its stockholders of any real opportunity to determine the destiny of the Company. The Rights also




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August 20, 1997
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are intended to protect the Company and its stockholders against unfair takeover tactics which often unfairly pressure stockholders to sell their investments at less than full value.

               The Rights may be redeemed by the Company at $0.01 per Right prior to the close of business on the tenth day after a public announcement that beneficial ownership of 12% or more of the Company's voting stock has been accumulated by a single acquiror or group (with certain exceptions), under the circumstance set forth in the Rights Agreement. The Board may also, in its discretion, extend the period for redemption in accordance with the Rights Agreement. Thus, the Rights should not interfere with negotiated merger or other business combination approved by the Board.

               Issuance of the Rights  does not in any way weaken the  financial strength of the Company or interfere with its business plans. The issuances of the Rights has no present dilutive effect, will not affect reported earnings per share, is not taxable to the Company or to you under current federal income tax law, and will not change the way in which the Company's shares of Class A Common Stock or Class B Common Stock may be traded. If the Rights should become exercisable, stockholders, depending on then existing circumstances, may recognize taxable income.

               The Board was aware when it acted that some people have advanced arguments that securities of the sort we are issuing deter legitimate acquisition proposals. The Board carefully considered those views and concluded that the arguments are speculative and unconvincing and certainly do not justify leaving stockholders with less effective protection against unfair treatment by an acquiror who, after all, would be seeking its own advantage, not yours. The Board believes that these Rights represent a sound, reasonable and appropriate means of addressing the complex issues of corporate policy developed as a response to the threat of coercive takeovers.

               In  declaring  the  Rights   dividend,   we  have  expressed  our
confidence in The Wet Seal's future and we believe we have increased your ability to participate in that future.

                                             Sincerely,



                                             Ed Thomas
                                             President and
                                             Chief Operating Officer